Exhibit 21.1

Subsidiaries of CareTrust REIT, Inc. (a Maryland corporation)

Name of Subsidiary	Jurisdiction of Incorporation/Formation
CareTrust Partnership, L.P.	Delaware
CareTrust GP, LLC	Delaware
CareTrust Capital Corp.	Delaware